

August 3, 2018

Jerre Stead
Chief Executive Officer
Churchill Capital Corp
640 Fifth Avenue, 12th Floor
New York, NY 10019

   Re: Churchill Capital Corp
    Draft Registration Statement on Form S-1
    Submitted July 11, 2018
    CIK No. 0001744895

Dear Mr. Stead:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 11, 2018

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors
We may amend the terms of the warrants in a manner that may be adverse to holders of public warrants, page 58

3.   Please revise to disclose the percentage of warrants that your initial stockholders will own upon consummation of your initial business combination.

Signatures, page II-8

4.   Please revise the second half of your signature page to annotate that the registration statement will be signed by your principal financial officer and your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacities, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

     You may contact Amy Geddes at 202-551-3304 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Anne Parker at (202) 551-3611 with any other questions.

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